Exhibit 99.78

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

January 28, 2026

Item 3: News Release

A clarifying news release announcing the material change was issued on January 28, 2026, and filed on SEDAR+ at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced that its acquisition of Advance Factoring Inc., a factoring company (the “Factor”) has resulted in a restructuring transaction within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (the “Restructuring Transaction”), and that the Company is in the process of preparing a material change report containing the disclosure required by section 14.2 of Form 51-102F5 – Information Circular in respect of the Factor.

On December 23, 2025, the Company announced that it closed a broad restructuring on December 22, 2025 (the “Closing Date”). The restructuring resulted in the Company issuing an aggregate of 10,380,618 units (each, a “Unit”), at $2.89 per Unit, for aggregate gross proceeds of approximately $30 million, which included cash subscriptions of $3,025,067.98, debt settlements of $6,172,629, and the acquisition of Advance Factoring Inc., a factoring company (the “Factor”) for $20,802,303.09 as a debt settlement.

In addition, on December 22, 2025, the Company also completed the closing of an initial tranche of additional subscription amounts, issuing an aggregate of 2,115,064 Units, at $2.89 per Unit, for aggregate gross proceeds of approximately $6.11 million, which included cash subscriptions of $2,599,932.02 and debt settlements of $3,512,627.23. Following this the issued and outstanding shares of the company totalled 12,905,118.

The Company completed the acquisition of the Factor, whose principal assets consisted of factored receivables representing claims against the Company. In connection with the acquisition of the Factor, the Company issued common shares representing 55.78% of the Company’s outstanding voting securities, and as a result the vendors of the assets are able to materially affect the control of the Company. Accordingly, the transaction constitutes a “restructuring transaction” within the meaning of paragraph (c)(i) of the definition of that term in s.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

The British Columbia Securities Commission (the “Commission”) has advised the Company that, pending the completion and filing of the material change report containing the disclosure required by section 14.2 of Form 51-102F5 in respect of the Factor, the Company is considered to be in default of certain continuous disclosure obligations in accordance with Canadian Securities Administrators Notice 51-322 – Reporting Issuer Defaults. As a result, the Company expects to be included on the Commission’s Issuers in Default List, where it will remain until the Company files the required disclosure, which the Company is continuing to prepare and intends to file as soon as practicable in accordance with applicable securities laws.

Item 5.1: Full Description of Material Change

5.1.1	Transaction Structure and Closing

The Company successfully closed the Restructuring Transaction on the Closing Date. The Restructuring Transaction comprised three principal elements: (i) a debt settlement, (ii) a private placement financing, and (iii) an acquisition of the Factor.

Concurrent with closing, the Company appointed Joseph Labkowski as a director of the Company.

5.1.2	Debt Settlement Component

The Company settled an aggregate of $9,685,256 in debt obligations through the issuance of Units to creditors. The form of settlement agreement used by the Company is substantially as attached as Schedule “B” to this Material Change Report.

5.1.3	Private Placement Component

The Company completed a private placement, whereby subscribers purchased Units in the aggregate amount of $5,625,000, for a total of 1,946,365 Units. These subscriptions provide immediate working capital to support the Company’s operations.

5.1.4	Acquisition of the Factor in Connection with a Debt Settlement

5.1.4.1	Description of the Restructuring Transaction

The Company acquired the Factor for total consideration of $20,802,303.09, comprised of 7,198,026 Units issued at $2.89 per Unit. The acquisition was structured for tax planning for the vendors, which allowed the Company to realize administrative efficiency and a 23% discount on the amounts owed. The fundamental economic effect of this transaction was a debt settlement: the creditor’s claim against the Company is extinguished through the issuance of Units. The acquisition structure was selected purely as a structuring approach driven by tax planning considerations for the benefit of creditors and administrative efficiency to eliminate the specific financial liability of the Company consisting of amounts receivable by the Factor from the Company in connection with prior factoring arrangements.

Although the transaction took the form of an acquisition of the Factor, the Factor’s assets consisted of factored receivables owed by the Company, and the acquisition was undertaken solely as a mechanism to implement a debt settlement.

The issuance of common shares resulted in the former creditors owning 56.59% of the Company’s outstanding voting securities following completion, and accordingly the transaction constitutes a “restructuring transaction” under NI 51-102.

5.1.4.2	Pre- and Post-Transaction Capital Structure

Immediately before the completion of the restructuring transaction, the Company had 409,436 shares issued and outstanding.

Following completion of the Restructuring Transaction, the Company had 12,905,118 common shares issued and outstanding, of which 7,302,619 common shares were held by the shareholders of the Factor (representing approximately 56.59% on December 23, 2025, and 55.95% as of December 31, 2025).

5.1.4.3	Description of the Business

NuRAN is a leading supplier of mobile and broadband wireless infrastructure solutions. Its innovative radio access network (RAN), core network, and backhaul products dramatically reduce the total cost of ownership, giving mobile network operators (MNOs) the ability to profitably serve remote, low income and low population density locations, an unfeasible proposition with existing systems.

The Company’s current business focus is to grow the market penetration of its Network as a Service (NaaS) offering, a communications solution whose backbone is its Wireless Infrastructure Systems (WIS).

NuRAN’s WIS are mobile wireless infrastructure equipment (e.g. base station radios) that use proprietary breakthrough small cell solutions to offer better coverage, the lowest installed cost, the most efficient power consumption combined with leading technology for satellite bandwidth reduction usage currently available in the global marketplace. This technology was subject to rigorous testing by leading MNOs proving its carrier-grade status and leading to broad acceptance for NaaS solutions in the years since.

Our design provides two key competitive advantages:

● Low total cost of ownership, a key feature for developing countries and rural/low population density areas, and

● Small footprint, easy to deploy private networks, customizable for large scale deployments such as rural mobile networks and specific markets such as defense, utilities, industrial and machine-to-machine (“M2M”).

NuRAN’s NaaS model leverages the capabilities of its WIS as well as its extensive expertise in building cost-effective cellular infrastructure. The model provides not only network equipment, but NuRAN also finances, builds, manages and maintains the cellular sites in a very effective manner. Revenue to NuRAN comes in the form of either a revenue share with guaranteed minimum or threshold or fixed monthly payments depending usually on the type of site being deployed. As demonstrated by the number of contracts signed, the NaaS model has received significant interest from MNOs as a carrier-grade mobile network infrastructure solution that allows MNOs to continue focusing their capital expenditure on building capacity in denser urban and semi-urban areas while developing new technologies such as 4G and 5G. Another reason for this growing interest in the NaaS model is that it allows MNOs to reach previously uneconomic markets, thus meeting government license obligations to cover the vast majority of the population which is only possible by serving remote communities. The investment in the NaaS model is customer friendly but it also provides NuRAN with long-term recurring revenues over contract periods which range from 5 to 10 years in length, and in many cases are of indefinite length because they incorporate continued asset ownership by NuRAN.

NuRAN’s wireless infrastructure solutions are also capable of supporting mobile payment transactions, a tremendous social and economic benefit for those in the developing world where 95% of all transactions are cash and 60% of adults don’t currently have a bank account, as well a significant potential market for MNOs. This is one of the key applications that MNOs are interested in rolling out when they deploy NaaS in rural areas where bank accounts are less prevalent.

By deploying communication infrastructure in uncovered areas, NuRAN also makes a very significant contribution to the socio-economic conditions of the areas it serves and meets a significant number of the seventeen sustainable development goals set by the United Nations. This includes improving the local economies and enabling access to e-learning, e-health and other social services not currently available to the local population.

The Company continues to carry on the same business following completion of the restructuring transaction.

5.1.4.3.1	Background and Operational History of the Factor

The Factor was incorporated on September 9, 2022 under the laws of Ontario, initially named 1000307537 Ontario Inc. On June 20, 2023 the Factor filed articles of amendment to change its name to Advance Factoring Inc. On August 28, 2023 the Factor commenced operating as a vehicle to acquire and hold receivables in connection with a factoring arrangement with the Company.

The Factor’s principal business was to acquire certain receivables of the Company and to hold those receivables and related contractual arrangements. The Factor completed a limited number of other factoring mandates, but its operations were primarily focused on the factoring agreement with the Company.

The Factor was incorporated with minimal capitalization and was funded entirely through debt obligations, which were converted to equity immediately prior to the Closing.

5.1.4.3.2	Key Assets and Liabilities of the Factor

As at December 22, 2025, the Factor’s financial position was as follows:

Factor (unaudited) as at December 22, 2025 ($)
Current assets	6(1)
Total assets	7,619,258(2)
Current liabilities	Nil
Total liabilities	Nil(3)
Shareholders’ equity	7,619,258(4)

Notes:

(1)	The Factor was owed $4,291,663.52 of interest from the Company, but took a reserve against this amount as it was doubtful that it would be recovered due to the lack of payments by the Company.

(2)	Primary asset was factored receivables from the Company which was booked on the Factor’s balance sheet at $7,619,252, based on $22,705,330.22 of factored receivables from the Company.

(3)	As described above, the Factor was funded entirely through debt obligations, which were converted to equity immediately prior to the Closing.

(4)	Shareholders’ equity includes an accumulated deficit of $267,089.96, representing the net loss incurred by the Factor for the period from January 1 to December 22, 2025. The Factor’s accumulated deficit of $267,089.96 represents approximately 1% of the Company’s accumulated deficit of $26,525,004 as reflected in its interim financial statements for Q3-2025 and it would not be material in the Company’s financial position or results of operations.

The $22,705,330.22 of factored receivables plus the $4,291,663.52, being an aggregate of $26,222,524.26, represents the amounts the Company owed to the Factor for advances made under the factoring arrangement. The factored receivables were purchased by the Factor from the Company in cash for an aggregate of $11,515,698.23.

Upon the completion of the acquisition of the Factor, the Company acquired the Factor’s related receivables that represented financial claims against the Company and, concurrently, the corresponding indebtedness was extinguished. The acquisition structure served as the legal mechanism to effect the settlement and elimination of the indebtedness.

5.1.4.3.2.1	Contingent Liability Risk Assessment

The Company has conducted a due diligence of the Factor’s obligations, liabilities (both recorded and contingent), and potential claims. Based on this review and the representations and warranties provided by the Factor in the acquisition agreement, the Company is not aware of any material contingent liabilities. The Factor was operated as a limited-purpose vehicle focused on the intercompany receivable transaction with the Company; it had not entered into material commercial contracts, has no employees or ongoing operational obligations, and has not been subject to litigation or regulatory proceedings.

To further mitigate contingency risk, the acquisition agreement includes customary representations, warranties, and indemnification provisions that protect the Company against undisclosed liabilities for a period of 12 months post-closing. Additionally, the Company will consolidate the Factor immediately and commence wind-down procedures as described below.

5.1.4.3.3	Nature and Scope of the Acquisition

The transaction was implemented through the acquisition of the Factor, a private company whose principal assets consisted of factored receivables representing financial claims against the Company arising from prior factoring arrangements that constitutes a “restructuring transaction” as defined in Section 1.1(1)(c) of National Instrument 51-102.

5.1.4.3.4	Debt Settlement Character

The fundamental economic effect of this acquisition is equivalent to a debt settlement: the creditor’s claims against the Company were extinguished through the issuance of Units to the Factor, a private company whose principal assets consisted of factored receivables representing financial claims against the Company arising from prior factoring arrangements. The acquisition structure was used as a legal and tax-efficient mechanism to effect the settlement and extinguishment of indebtedness owed by the Company.

5.1.4.3.5	Existing Shareholders’ Proportionate Interest Dilution

The Company acknowledges that the issuance of Units as consideration for the Factor acquisition, together with Units issued in the concurrent debt settlement and private placement, results in material dilution of existing shareholders’ proportionate interests. This dilution reflects the aggregate capital raised through the Restructuring Transaction and the debt extinguished, which was necessary for the Company to improve its financial position, avoiding insolvency proceedings, and operationalize its business plan.

5.1.4.3.6	Control Analysis: Vendors’ Legal and De Facto Control Position

5.1.4.3.6.1	Voting Rights and Technical Control Position

Following completion of the transaction, the Factor vendors, collectively, owned approximately 56.59% of the Company’s issued and outstanding common shares, and are therefore able to materially affect the control of the Company within the meaning of National Instrument 51-102. No changes were made to the Company’s management or board of directors in connection with the transaction.

5.1.4.3.6.2	Vendors / Shareholders of the Factor

Following completion of the restructuring transaction, the Company had 12,905,118 common shares issued and outstanding, of which 7,198,026 common shares were received by the shareholders of the Factor as consideration. By December 31st, 2025, there were 13,052,785 shares issued and outstanding. Below there is a chart with the total shareholdings:

Factor shareholder	Holdings post- consolidation (*)	Units	Total	23-Dec-25	31-Dec-25
1. Shimshon Posen	4,519	1,159,966	1,164,485	9.02%	8.92%
2. AK Holdings Group Inc.		1,288,927	1,288,927	9.99%	9.87%
3. Joseph and Marla Posen Family Trust		1,288,927	1,288,927	9.99%	9.87%
4. Xorax Family Trust	33,333	1,124,567	1,157,900	8.97%	8.87%
5. Donal Carroll	33,333	1,124,567	1,157,900	8.97%	8.87%
6. Pacific Investment Holdings Limited	33,333	1,124,567	1,157,900	8.97%	8.87%
7. Roxanne Letourneau	75	86,505	86,580	0.67%	0.66%
Total	104,593	7,198,026	7,302,619	56.59%	55.95%

5.1.4.4	Related Party Relationships with Company Insiders

5.1.4.4.1	Shimshon Posen and Binyomin Posen

Shimshon Posen is a vendor of the Factor and received 1,159,966 Units upon closing. Binyomin Posen, a director of the Company, is related to Shimshon Posen on a familial basis.

5.1.4.4.2	Joseph and Marla Posen Family Trust

The Joseph and Marla Posen Family Trust is a vendor and received 1,288,927 Units upon closing. Binyomin Posen, a director of the Company, has a familial relationship with Chana Posen, who serves as trustee of this trust.

5.1.4.4.3	Roxanne Letourneau

Roxanne Letourneau is a vendor of the Factor and received 86,505 Units upon closing. Roxanne Letourneau is an adult child of Francis Létourneau, Director and Chief Executive Officer of the Company and does not reside at the same address as Mr. Letourneau.

5.1.4.5.       Risk Factors

In addition to the risk factors previously disclosed by the Company, the restructuring transaction gives rise to the following material risks:

5.1.4.5.1       Significant Dilution of Existing Shareholders

Upon completion of the transaction, the Company had an aggregate of 12,905,118 issued and outstanding common shares, of which 10,380,618 common shares were issued in connection with the restructuring transaction, and 2,115,064 common shares issued pursuant to the initial tranche of additional subscription amounts. The shares held by the vendors of the Factor represented approximately 56.59% of the Company’s issued and outstanding Common Shares following the transaction. As a result of this issuance, existing shareholders will experience substantial dilution of their equity interests.

Following completion of the transaction, the former vendors of the Factor collectively hold a majority of the Company’s outstanding voting securities and will be able to materially affect the control of the Company. Although the transaction does not involve any changes to the Company’s management or board of directors, the existing shareholders, as a group, will have significantly reduced influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions.

5.1.2.5.2       Unexpected Liabilities Related to the Acquisition

In connection with the Acquisition, there may be liabilities failed to discover or was unable to quantify in the due diligence which it conducted in connection with the Acquisition and the Company may not be indemnified for some or all of these liabilities after 12 months of the Acquisition. Following 12 months of the Acquisition, the Company may discover that it has acquired undisclosed liabilities. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, could have a material adverse effect on the Company’s business, financial condition or future prospects. While the Company has estimated these potential liabilities for the purposes of making its decision to enter into the Acquisition Agreement, there can be no assurance that any resulting liability will not exceed the Company’s estimates.

The existence of undisclosed liabilities could have an adverse impact on the Company’s business, financial condition and results of operations.

5.1.4.6	Financial Statements

The audited financial statements of the Factor are being prepared and will be disclosed, as required under section 14.2 of Form 51-102F5.

The issuance of common shares and the elimination of the related indebtedness resulting from the restructuring transaction will also be reflected in the Company’s audited annual financial statements and related MD&A for the year ended December 31, 2025.

5.1.4.7	Material contracts

The material contracts entered into in connection with the restructuring transaction include the acquisition agreement relating to the Company’s acquisition of the Factor is filed on SEDAR+. The acquisition agreement includes customary representations, warranties, and indemnification provisions protecting the Company against undisclosed liabilities and breaches by the vendors.

Item 5.2 Disclosure for Restructuring Transactions

The Company is preparing the disclosure required by section 14.2 of Form 51-102F5 for the Factor in respect of the restructuring transaction, which will be provided separately from the Company’s financial statements.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of January 29, 2026

SCHEDULE “A”

Please see attached

SCHEDULE “B”

Please see attached.